Exhibit 99.2

PERDIGÃO S. A.

OPINION OF THE FISCAL COUNCIL CONCERNING THE MANAGEMENT
REPORT AND FINANCIAL STATEMENT AS OF DECEMBER 31, 2004

The Fiscal Council of Perdigão S.A., carrying out its legal and statutory assignments, has analyzed the Management Report, as well as the Financial Statements – Balance Sheet, Statements of Income, Statements of Changes in Shareholders’ Equity, Statements of Changes in Financial Position and Notes to the Financial Statements – all related to the fiscal year ended December 31, 2004, and taking into account the Audit Report of Ernst & Young Auditores Independentes S/S, concluded the documents present fairly the Company’ Shareholders Equity and the Financial and Economic position and are find in conformity to be approved in the Ordinary and Extraordinary General Shareholders Meeting.

São Paulo, February 18, 2005

Gerd Edgar Baumer	Luciano Carvalho Ventura

Almir de Souza Carvalho	Marcos Antonio Carvalho Gomes

Vanderlei Martins